UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 13, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Report on Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 13, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

REPORT OF VOTING RESULTS

NATIONAL INSTRUMENT 51-102

FOR

ENBRIDGE INC.

ANNUAL MEETING OF SHAREHOLDERS

HELD ON WEDNESDAY, MAY 12, 2016

To:	Canadian Securities Administrators in each province

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual Meeting of Shareholders of Enbridge Inc. (the “Corporation”) held on Thursday, May 12, 2016. Each of the matters is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated March 8, 2016. The vote on items 1, 3 and 4 were conducted by way of ballot and on item 2 by way of show of hands. The manner in which the ballots, or proxies received, as applicable, were voted in respect of each matter is set out below.

Matters Voted Upon

Outcome of Vote
1.	The election of each of the 11 nominees listed below as Director of the Corporation to hold office until the next Annual Meeting of Shareholders or until his or her successor is duly elected or appointed:	Carried

	Votes For		Votes Withheld
	#	%	#	%
David A. Arledge	619,012,154	99.31	4,269,967	0.69
James J. Blanchard	617,383,343	99.05	5,898,778	0.95
Marcel R. Coutu	606,629,831	97.33	16,652,290	2.67
J. Herb England	618,598,268	99.25	4,683,853	0.75
Charles W. Fischer	610,818,234	98.00	12,463,887	2.00
Maureen Kempston Darkes	607,510,300	97.47	15,771,821	2.53
Al Monaco	619,712,455	99.43	3,569,666	0.57
George K. Petty	615,954,061	98.82	7,328,060	1.18
Rebecca B. Roberts	621,852,863	99.77	1,429,258	0.23
Dan C. Tutcher	621,542,777	99.72	1,739,344	0.28
Catherine L. Williams	611,724,496	98.15	11,557,625	1.85

Outcome of Vote
2.	The appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.	Carried

Votes For		Votes Withheld
#	%	#	%
614,583,305	97.19	17,801,340	2.81

Outcome of Vote
3.	Approach to executive compensation.	Carried

Votes For		Votes Against		Votes Abstained
#	%	#	%	#	%
597,216,038	95.82	25,032,667	4.02	1,030,807	0.17

Outcome of Vote
4.	Shareholder Proposal submitted by Qube Investment Management Inc. requesting that the Board of Directors require the Audit Committee to request proposals for the Audit Engagement no less than every 8 years.	Not Passed

Votes For		Votes Against		Votes Abstained
#	%	#	%	#	%
27,174,332	4.36	593,454,881	95.22	2,647,009	0.42

2